SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of January 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         BELL CANADA INTERNATIONAL INC.


Date: January 22, 2003              [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller

NEWS RELEASE
                           REDUCTION IN VESPERS' DEBT

MONTREAL (CANADA) January 22, 2003 - Bell Canada International Inc. ("BCI") announced today that Vesper S.A. and Vesper Sao Paulo S.A. (the "Vespers") have entered into transactions which will result in a reduction of approximately US$13 million of the principal amount of debt owed by the Vespers to certain Brazilian banks (the "Vesper Debt"), a portion of which debt is guaranteed by BCI.

As part of the November 2001 financial restructuring of the Vespers, BCI entered into agreements to guarantee up to 31.4% of the Vesper Debt, subject to a cap of US$32.3 million (the "Vesper Guarantees"). As a result of this reduction of the Vesper Debt and based on a Brazilian real to US dollar exchange rate of 3.36, BCI's obligations under the Vesper Guarantees will be approximately US$21 million. This guarantee exposure will however fluctuate if there are further reductions in the Vesper Debt and with changes to the Brazilian real to US dollar exchange rate, subject to the maximum cap of US$32.3 million.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

FOR FURTHER INFORMATION PLEASE CONTACT: Bell Canada International Inc.,
Howard Hendrick, Executive Vice-President, Finance and Chief Financial Officer
(514) 392-2260, howard.hendrick@ bci.ca.

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